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May 4, 2016

VIA EDGAR

Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

NGFC Equities, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 4, 2016

File No. 333-210436

Dear Mr. Spirgel:

By letter dated April 25, 2016, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided NGFC Equities, Inc. (“NGFC,” the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1/A1, filed on March 29, 2016.  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.

You filed the registration statement on Form S-1 (file number 333-210436) on March 29, 2016 to register the resale of shares to be issued to Southridge Partners II, L.P. under an equity purchase agreement. It appears that you attempted to file pre-effective amendment no. 1 to this Form S-1 on March 29, 2016; however, you filed the Form S-1 under the file number of a previously effective registration statement (file number 333-192590). Please file any future pre-effective amendments to the Form S-1 under the correct file number 333-210436.

Response:  Done

2.

It appears from the Form S-1/A (file number 333-192590) that your common stock is quoted on the OTC Pink marketplace. Our staff accommodation permitting the resale offering of shares to be issued under an equity line agreement is not available where there is not an active public market for the shares being offered. We do not believe that stock quotations on the OTC Pink marketplace constitute a sufficient public market.  We further note your risk factor disclosures on pages 5 and 8 regarding the lack of liquidity of your shares on the OTC Pink marketplace. We believe you should withdraw your registration statement in its current form because we do not believe the company has “completed” the private placement contemplated by the purchase agreement prior to filing the registration statement. For guidance, please refer to the Division´s Compliance and Disclosure Interpretations, Securities Act Sections, Question 139.13 which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. In this regard, we do not believe the private transaction has been completed because the price of your common stock – a material term of the private transaction – is

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indeterminable due the lack of a market for your shares. After withdrawing your registration statement and having completed the private placement, you may register the resale of the equity line securities after each put.

Response:

We discussed this issue with OTC staff and they requested us to upgrade our listing to OTCQB. According to the staff at OTC, the OTCQB® Venture Market is for entrepreneurial and development stage U.S. and international companies. To be eligible, companies must be current in their reporting and undergo an annual verification and management certification process. These standards provide a strong baseline of transparency, as well as the technology and regulation to improve the information and trading experience for investors. Companies must meet a minimum $0.01 bid price test and may not be in bankruptcy. We are processing the application for that and believe we should get our stock listed on OTC QB within the next few weeks and we believe OTC QB would give us more exposure and a better market than OTC PINK.

We have made the necessary changes to Amendment No 2 to the S-1 to indicate that we have begun the process to get listed on the OTCQB.

Equity purchase agreement

3.

Please provide a subsection that discusses the material terms of the equity purchase agreement with Southridge.

Response:

We have added a subsection “MATERIAL TERMS OF EQUITY PURCHASE AGREEMENT WITH SOUTHRIDGE” outlining material terms of the equity purchase agreement with Southridge.

4.

The first sentence of Section 2.2(c) of the equity purchase agreement filed as Exhibit 10.9 provides that in the occurrence of a Low Bid Price, the parties shall have no right to sell and shall be under no obligation to purchase one-tenth of the Investment Amount specified in the Put Notice. Please tell us whether Southridge can choose to purchase the shares it is no longer obligated to buy. Please also provide an example of how this provision would work in a hypothetical situation.

Response:

According to the agreement Southridge cannot choose to buy shares, they are not obligated to buy.  We don’t have any agreement in contrary to this.

5.

The second sentence of Section 2.2(c) of the equity purchase agreement provides that in the event that during a Valuation Period a Low Bid Price exists for any three trading days, the balance of each party’s right and obligation to sell and purchase under the put notice shall terminate on such third trading day and the investment amount is to include only one-tenth for each trading day prior to such termination that the bid price equals or exceeds the Low Bid Price. Please tell us whether Southridge can choose the shares it is no longer obligated to buy under this provision.

Response:

Southridge cannot buy those shares under the above circumstances.

6.

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A review of the Equity Purchase Agreement suggests that Southridge is not irrevocably bound to purchase your securities and, accordingly, the transaction with Southridge does not appear to be “complete.” For example, please consider Section 7.2 of the Equity Purchase Agreement, which sets forth conditions precedent to the obligation of the investor to purchase put shares, including 7.2(c), which requires the company to have performed, satisfied and complied “with all covenants, agreements and conditions” of the Equity Purchase Agreement. We refer you to Section 6.3 of the Equity Purchase Agreement, in which the Company covenants not to take certain actions without the written consent of Southridge. Please provide an analysis to help us determine whether the transaction with Southridge is complete in light of these provisions and the agreement as a whole.  Please refer to CDI Securities Act Question 139.15.

Response:

The Company believes that it is the duty of the company to perform, satisfactorily and comply with all covenants, agreements and conditions as specified in Equity Purchase Agreement (EPA) 7.2.  Once those covenants, agreements and conditions are performed to the satisfaction of the agreement Southridge is obligated to buy the shares condition to the pricing.

Section 6.3 states: “So long as this Agreement remains in effect, the Company covenants and agrees that it will not, without the prior written consent of the Investor, enter into any other equity line of credit agreement with a third party during the Commitment Period having terms and conditions substantially comparable to this Agreement.”  And it further states: “For the avoidance of doubt, nothing contained in the Transaction Documents shall restrict, or require the Investor's consent for, any agreement providing for the issuance or distribution of (or the issuance or distribution of) any equity securities pursuant to any agreement or arrangement that is not commonly understood to be an "equity line of credit."

The phrase that requires consent of Southrdige refers only to an agreement identical to “Equity Line” and not to any other agreements.

7.

Please explain the disclosure in Note 11 to the financial statements in the Form S-1/A (file number 333-192590) that, “[u]nder the terms of the Equity Purchase Agreement, if Southridge cannot sell shares at .40 cents per share then they could sell at a lower price (with our approval).” Tell us if this provision is contained in the Equity Purchase Agreement or if it is an oral agreement or understanding. Explain how this agreement will operate.

Response:

We changed the Subsequent Event note to the financial statements to avoid that confusion by outlining the determination of the offering price to be duplicated on the notes to the financial statements.

Investment Company Status

8.

The Division of Investment Management has asked us to inform you that your registration statement does not address the status of NGFC Equities, Inc. (the “Company”) under the Investment Company Act of 1940 (“1940 Act”). Please explain why you believe that the Company does not fall within the definition of investment company in section 3(a)(1) of the 1940 Act, in light of the fact that your registration statement states on: (i) pages 2-3, that the Company’s business includes its management,

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as general partner, of NGFC Limited Partnership, the objectives of which are to raise funds in private markets through exempt offerings and invest such funds in the financial markets; and (ii) page 8, that 74% of NGFC’s assets are comprised of marketable securities.

Under the relevant portions of section 3(a)(1) of the 1940 Act, an investment company is any issuer that:

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pursuant to section 3(a)(1)(A), is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “primarily engaged test”); or

•

pursuant to section 3(a)(1)(C), is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities and owns or proposes to acquire “investment securities”1 having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S.

Government securities and cash items) on an unconsolidated basis (the “40% test”).

“Investment securities” excludes, among other things, U.S. Government securities and securities issued by majority-owned subsidiaries of the owner that are not themselves investment companies and are not relying on the exclusion from the definition of investment company under section 3(c)(1) or Section 3(c)(7) (both relating to private investment companies).

Please provide an explanation as to why the Company believes that it is not an investment company based on each of the primarily engaged test and the 40% test.

Response:

As stated in the prospectus, the purpose of NGFC Limited Partnership for which NGFC Equities Inc. act as the General Partner is to seek currently operating gas stations with convenience stores and garages to acquire and lease them to NGFC to operate and provide limited partners a fixed monthly payment through sharing the lease payments. However, until we raise enough funds to make such acquisitions, we will be investing some of its funds buying stocks, especially dividend paying stocks while hedging them to protect from any rapid downward swings. We have added that passage also to page no 28 on the Amendment number 2 to prospectus.

Page 8, that states, 74% of NGFC’s assets are comprised of marketable securities is an error we have made in the prospectus we previously filed. The percentage of stock to the total assets on an unconsolidated basis is 14% as of December 31, 2015. We have corrected that statement on page 8 under “Risk Factors,” on our Amendment number 2.

Risk Factors

Southridge will Pay Less than the then-Prevailing Market Price for our Common Stock, page 5

9.

We note that in your risk factor that you state that the calculation of the purchase price is to be calculated the ‘best bid’ price of the common stock for any single trading day during the 5 consecutive trading days immediately following the date of the company’s notice to put the shares. However, a review of Section 1.1 and Section 2.2 of the Equity Purchase Agreement indicates that the time period for calculation is 10 days. Please revise your disclosure here and throughout the prospectus to ensure that the correct pricing mechanics are disclosed throughout the document.

Response:

We revised the disclosure to state period of calculation is to be 10 days in our risk factors and throughout the document.

Determination of Offering Price, p. 11

10.

Please revise your Determination of Offering Price disclosure on page 11 to include a fuller description of the pricing formula and the pricing mechanics as outlined in the Equity Purchase Agreement. Please include information regarding the pricing floor with this revised description, along with a full definition of the “Market Price” and the “Valuation Period” and any other information necessary to provide a complete description of the pricing mechanics.

Response:

We have made the changes under Determination of Offering Price on the second Amendment to the S-1.

Likelihood of Accessing the Full Amount of the EqPA, page 12

11.

Please disclose the total number of shares you would have to issue at the current stock price and trading volume in order to have access to the full amount under the Equity Purchase Agreement. Compare that number to the 7,500,000 of shares you have registered (and thus would be able to issue) and the resulting net proceeds you could receive. In disclosing the net proceeds you could receive, quantify any fees and commissions that you have paid or will pay.

Response:

We have stated this under “Likelihood of Accessing the Full Amount of the EqPA” with table showing what the effect would be in the event price goes down to .20 cents per share.

Management Discussion and Analysis of Financial Statements and Results of Operations

Results of Operations, page 33

12.

Please provide more details about the specific sources of your revenues in each period. Include, for example, the breakdown of revenue by division and the specific activity that generated the revenue.

Response:

We have included the breakdown for the three periods by divisions of the Company on the Amendment 2 to S-1.

Liquidity and Capital Resources, page 33

13.

Please revise to discuss the material terms of the $50,000 promissory note that you issued to Southridge in connection with entering into the equity purchase agreement. We note that you filed this promissory note as Exhibit 10.11 to the registration statement. In your discussion, disclose whether the note is convertible into your securities.  In this regard, we note that, under Section 7(d) of the promissory, an event of default occurs if the company does not appropriately issue shares of common stock upon exercise by the holder of its conversion rights.

Response:

We have a subsection with the title “MATERIAL TERMS OF THE PROMISSORY NOTE TO SOUTHRIDGE” on the amended S-1 disclosing the $50,000 promissory note we issued to Southridge. As indicated there this note is not convertible as it stands.

The event of default clause addressing the issue in the event the company does not issue appropriate shares is a standard clause only for convertible note but this note is not convertible.

14.

Please disclose how you intend to repay the note issued to Southridge, including whether you intend to use any of the proceeds to be received under the equity purchase agreement to repay the note. Also disclose whether you can or intend to repay the note through converting it into common stock. We note that you have incurred net losses since inception and have generated negative cash from operating activities.

Response:

Southridge note is structured as a note due on September 30, 2016 with 7% interest. We plan to pay it from the proceeds of this equity line offering.  We believe we can renew this note to pay later if we chose to pay it later. However, there has no agreement to that effect. We have added a risk factor indicating this on the second amendment to S-1.

Further, the Company acknowledges that:

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Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/S/ I. Andrew Weeraratne

I. Andrew Weeraratne

Chief Executive Officer